Exhibit 99.1

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
Anat Earon-Heilborn
+972 9 775 3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Named Leading Anti-Money Laundering Solution
Provider in Financial-i Magazine’s Annual ‘Leaders in Innovation’ Awards

NICE Actimize’s solutions met key selection criteria including ease of implementation and ability to solve critical business problems

NEW YORK – December 19, 2011 – NICE Actimize, a NICE Systems company (NASDAQ:NICE) and the largest and broadest provider of a single financial crime, risk and compliance software platform to the financial services industry, today announced that for the third consecutive year it has been named the leader in innovation in the Business Solutions - Anti-Money Laundering (AML) category in Financial-i magazine’s sixth annual “Leaders in Innovation” awards. The companies evaluated were selected based upon research conducted by Financial-i's team of journalists with input from analysts, consultants and industry practitioners

“NICE Actimize was selected by our advisory panel because of the strength of innovation it has demonstrated in the anti-money laundering space this year," said Anita Hawser, managing editor of Financial-i. "Our awards recognize those companies whose solutions positively impact end users, and NICE Actimize continues to validate its commitment to product and service innovation, delivering an impressive set of vertical-specific functionality to a range of financial institutions.”

NICE Actimize provides an integrated AML solution suite, including suspicious activity monitoring, watch list filtering for sanctions monitoring and customer due diligence for account opening and ongoing customer review, to help financial institutions comply with anti-money laundering regulation and guidance around the world. NICE Actimize’s solutions are implemented across global and regional banking, securities and insurance industries.

"In a landmark year for anti-money laundering activity where we have seen numerous changes in the regulatory landscape, we are pleased that our continued investment in innovative AML technology is recognized by Financial-i and leading industry analysts,” said Amir Orad, President and CEO, NICE Actimize. "Our focus as a company is to offer financial institutions a feature-rich, robust financial crime prevention platform and this award serves as a testimonial to our leadership.”

The Financial-i annual “Leaders in Innovation” awards spans more than 50 categories in global transaction banking. Full coverage of the winners will be featured in the Q4 2011 edition of Financial-i. The “Leaders in Innovation” awards identifies global transaction banks and financial hardware and software vendors that in the last 12 months have excelled, in terms of innovation in business solutions

Awards methodology
The following criteria were used in determining finalists: solution innovations offered over the preceding 12 months; depth and breadth of functionality; differentiators from peers; ease of solution implementation and interface; and the extent to which these solutions are likely to help companies solve or address common business issues.

Winning companies were selected based on research conducted by Financial-i's team of journalists as well as feedback received from an advisory panel consisting of industry analysts, consultants and practitioners. This year’s advisory panel included: Steve Craggs, Lustratus Research; Neil Katkov and Gareth Lodge, Celent; John Gubert, independent consultant; Peyman Mestchian, Chartis Research; Walter Kitchenman, consultant, Banking & Research; Gert Raeves, research director, Capital Markets, TowerGroup, and Eric Sepkes, Edge International.

NICE Actimize, a NICE Systems (NASDAQ: NICE) company, is the world's largest and broadest financial crime, risk and compliance solutions provider. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world's largest financial institutions, including all of the top 10 banks, the company's solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs. www.actimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies.www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.